Exhibit 12.1

Statement Setting Forth Detail for Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Year Ended December 31,
	2008	2009	2010	2011	2012
Fixed Charges
Interest expense	$21,808	$25,416	$24,747	$24,776	$22,932

Earnings
Income (loss) before income taxes	$243	$(4,484)	$1,301	$2,447	$(151,767)
Add: Interest expense	21,808	25,416	24,747	24,776	22,932
Total earnings	$22,051	$20,932	$26,048	$27,223	$(128,835)

Ratio of earnings to fixed charges	1.0	0.8	1.1	1.1	(5.6)